Exhibit 99.2

Multi Ways Holdings Reports 88% Revenue Growth in First Half 2025, Provides Corporate Updates

NEW YORK, NY, December 23, 2025 (GlobeNewswire) — Multi Ways Holdings Limited (“Multi Ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announces first half 2025 unaudited financial results and provides corporate updates.

Management Commentary

Mr. James Lim, Chairman and Chief Executive Officer of Multi Ways, pleased to report that “In the first half of 2025, despite a challenging and rapidly evolving business environment, the Group achieved a year-on-year increase in revenue. This growth was primarily driven by the strong performance of our equipment sales segment, reflecting the market’s confidence in our product offerings and our ability to capture new opportunities even under difficult conditions.

However, our gross profit margin experienced a decline during the period. This outcome was influenced by a combination of factors, including heightened competitive pressures, rising input costs, and sales mix associated with the higher contribution from lower-margin equipment products. We are addressing these challenges through continued cost-management initiatives, operational efficiencies, and ongoing optimisation of our product portfolio.

“Looking ahead to 2026, we are optimistic about our business prospects given several recently announced major infrastructure projects commencing construction next year. These include the ongoing expansion of Changi Airport Terminal 5 and the Marina Bay Sands integrated resort, along with strong government focus on public housing, high-specification industrial buildings, and educational and healthcare facilities. Additionally, large-scale infrastructure projects such as the Jurong Region Line (JRL), the Cross Island Line (CRL), and the Jurong Island Hydrogen-Compatible Power Plant continue to progress.

“Multi Ways remains committed to strengthening our core capabilities, enhancing profitability, and delivering sustainable value for our shareholders. While external uncertainties may persist, we believe our strategic direction and disciplined execution position us well for long-term growth” concluded Mr. Lim.

First Half 2025 Financial Highlights

For the six months ended June 30, 2025, our net revenue increased significantly by 87.65% to $26.44 million, compared to $14.09 million for the six months ended June 30, 2024. The increase in net revenue was largely due to several factors, including:

●	Strong equipment sales boosted by few local ongoing major infrastructure projects
●	Sales orders locked-in last year which translated into revenue in 1st half 2025.
●	Aggressive & proactive marketing strategy to entice potential customers

●	Gross profit was approximately $6.63 million, with 25.08% profit margin, for the first six months of 2025, compared with gross profit of $4.66 million, with 33.07% profit margin for the first six months of 2024.
●	Net income was approximately $0.90 million for the first six months of 2025, compared with a net income of $0.08 million for the first six months of 2024. Net Income increased substantially by 1,025% to $0.82 million.

Cash Flows Summary

●	Cash and cash equivalents were approximately $1.14 million as of June 30, 2025, compared to approximately $3.66 million as of June 30, 2024.
●	Cash generated from operating activities for the six months ended June 30, 2025, was approximately $5.39 million, compared to cash used in operating activities of approximately $8.03 million for the six months ended June 30, 2024.
●	Cash used in investing activities for the six months ended June 30, 2025, was $0.20 million, compared to cash used in investing activities of $0.18 million for the six months ended June 30, 2024.
●	Cash used in financing activities for the six months ended June 30, 2025, was approximately $7.14 million, compared to cash generated from financing activities of approximately $5.22 million for the six months ended June 30, 2024.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com